November 9, 2005

Ms. Sue Switalski
Applied Industrial Technologies, Inc.
One Applied Plaza
Cleveland, Ohio 44115

RE:         Schedule 13G

Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G. It reports beneficial ownership by Ameriprise Trust Company in Common Stock of Applied Industrial Technologies, Inc. as of October 31, 2005.

Sincerely,

/s/ Mark S. Ellis
-------------------
    Mark S. Ellis
    Senior Vice President

Enclosure

Ameriprise Retirement Services is a service group of Ameriprise Financial Services, Inc. and Ameriprise Trust Company. Ameriprise Financial Services, Inc., Member NASD, offers registered investments and financial planning services. Ameriprise Trust Company offers retirement plan related services and provides collective funds.(C) 2005 Ameriprise Financial, Inc. All rights reserved.

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934



                      Applied Industrial Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03820C105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  03820C105

1)     Name of Reporting Person                 Ameriprise Trust Company

       S.S. or I.R.S. Identification IRS        No. 41-1346942
       No. of Above Person

--------------------------------------------------------------------------------

2)     Check the Appropriate Box                (a)
       if a Member of a Group                   (b) X*

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

--------------------------------------------------------------------------------

3)     SEC Use Only

--------------------------------------------------------------------------------

4)     Citizenship or Place of Organization     Minnesota

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

       (5) Sole Voting Power                                    4,400
       ---------------------                                    ----------------
       (6) Shared Voting Power                                  2,986,260
       -----------------------                                  ----------------
       (7) Sole Dispositive Power                               4,400
       --------------------------                               ----------------
       (8) Shared Dispositive Power                             2,986,260
       ----------------------------                             ----------------

--------------------------------------------------------------------------------

9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person           2,994,960

--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in
       Row (9) Excludes Certain Shares          Not Applicable

--------------------------------------------------------------------------------

11)    Percent of Class Represented by
       Amount in Row (9)                        10.014%

--------------------------------------------------------------------------------

12)    Type of Reporting Person                 BK

--------------------------------------------------------------------------------

1(a)   Name of Issuer:                     Applied Industrial Technologies, Inc.

1(b)   Address of Issuer's Principal       One Applied Plaza
       Executive Offices:                  Cleveland, Ohio 44115

2(a)   Name of Person Filing:              Ameriprise Trust Company

2(b)   Address of Principal Business
       Office:                             928 Ameriprise Financial Center
                                           Minneapolis, MN 55474

2(c)   Citizenship:                        Ameriprise Trust Company is a trust
                                           company organized under the laws of
                                           the state of Minnesota

2(d)   Title of Class of Securities:       Common Stock

2(e)   Cusip Number:                       03820C105

3      Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
The reporting person, Ameriprise Trust Company, is a bank as defined in section 3 (a) (6) of the Exchange Act (15 U.S.C. 78c)

4(a)   Amount Beneficially Owned as of October 31, 2005: 2,994,960 shares may be deemed beneficially owned by the reporting person within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. These shares may also be deemed beneficially owned by Ameriprise Financial, Inc., as reported by Ameriprise Financial, Inc. on a separate filing on Schedule 13G. The reporting person has no power to vote or dispose of 4,300 shares reported on this Schedule 13G. The reporting person disclaims beneficial ownership of any shares reported on this Schedule.

4(b)   Percent of Class: 10.014%

4(c)   Number of Shares as to which such person has:
       (i)    Sole power to vote or to direct the vote: 4,400*
       (ii)   Shared power to vote or direct the vote: 2,986,260**
       (iii)  Sole power to dispose or to direct the disposition of: 4,400*
       (iv)   Shared power to dispose or to direct the disposition of:
              2,986,260***

* These shares of the issuer's Common Stock are held in RiverSource Trust Collective Funds (the "Funds"). Ameriprise Trust Company is the trustee and investment manager of the Funds and has discretionary authority to vote and/or dispose of these shares. However, the shares are beneficially owned by the various retirement plans participating in the Funds

** Ameriprise Trust Company is the trustee of certain employee benefit plans, which are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plans. As of October 31, 2005, the trustee held 2,994,960 shares of the issuer's Common Stock on behalf of the plans, all of which had been allocated to plan participants. The Plan trustee votes shares allocated to participant accounts as directed by plan participants subject to
Section 404 of ERISA. All shares allocated to participants for whom no voting instructions are received, are voted in the same proportion as the trustee votes shares for which it did receive voting instructions.

*** Shares of Common Stock are held in the issuer's employee benefit plans in various accounts and were allocated by source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plan.

5      Ownership of 5% or Less of a Class:

                               Not Applicable

6      Ownership of more than 5% on Behalf of Another Person:

       Ameriprise Trust Company (ATC), in its role as directed trustee of certain Applied Industrial Technologies, Inc. Retirement plans ("Plans"), is reporting, on this Form 13G, securities (2,986,260 shares of Common Stock of the issuer) which are beneficially owned by the Plans.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                                   Not Applicable

8      Identification and Classification of Members of the Group:

                                                   Not Applicable

9      Notice of Dissolution of Group:

                                                   Not Applicable

10     Certification:

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Ameriprise Trust Company

Dated: November 9, 2005                    By /s/ Mark S. Ellis
                                              ---------------------
                                           Signature

                                           Mark S. Ellis
                                           Senior Vice President,
                                           Telephone:             (612) 671-1919